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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                                 DONNKENNY, INC.
________________________________________________________________________________
                                (Name of Issuer)


                          Common Stock, par value $.01
________________________________________________________________________________
                         (Title of Class of Securities)


                                    258006204
________________________________________________________________________________
                                 (CUSIP Number)

Daniel H. Levy                                           Harry A. Katz
c/o Donnkenny, Inc.                                     Old Stone Highway
1411 Broadway, 10th Fl                                  Amagansett, NY 11930
New York, NY 10018


                                 With a copy to:
                                 Harvey Horowitz
                                Mintz & Gold LLP
                        444 Park Avenue South, 11th Floor
                            New York, New York 10016
________________________________________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 24, 2003
________________________________________________________________________________
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 258006204.

________________________________________________________________________________
               1. Names of Reporting Persons. I.R.S. Identification Nos. of
                  above persons (entities only).

                  Daniel H. Levy
________________________________________________________________________________
               2. Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                  (a)............................................
                  (b) X
________________________________________________________________________________
               3. SEC Use Only
                  ...............................................
________________________________________________________________________________
               4. Source of Funds (See Instructions)
                  ...............................................            PF
________________________________________________________________________________
               5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) ........................
________________________________________________________________________________

               6. Citizenship or Place of Organization........... United States
________________________________________________________________________________
               7. Sole Voting Power..............................       849,888

Number of         ______________________________________________________________
Shares         8. Shared Voting Power............................       220,000
Beneficially
Owned by          ______________________________________________________________
Each           9. Sole Dispositive Power.........................       849,888
Reporting
Person With       ______________________________________________________________

              10. Shared Dispositive Power.......................             0
________________________________________________________________________________
              11. Aggregate Amount Beneficially Owned by Each
                  Reporting Person...............................       849,888
_______________________________________________________________________________
              12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions).....................
________________________________________________________________________________

              13. Percent of Class Represented by Amount
                  in Row (11)....................................        19.46%
________________________________________________________________________________

              14. Type of Reporting Person (See Instructions)....            IN
________________________________________________________________________________

CUSIP No. 258006204.
________________________________________________________________________________
               1. Names of Reporting Persons. I.R.S. Identification Nos. of
                  above persons (entities only).

                  Harry A. Katz
________________________________________________________________________________
               2. Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                  (a)............................................
                  (b) X
________________________________________________________________________________
               3. SEC Use Only
                  ...............................................
________________________________________________________________________________
               4. Source of Funds (See Instructions)
                  ...............................................            PF
________________________________________________________________________________
               5. Check if Disclosure of Legal Proceedings Is
                  Required Pursuant to Items 2(d) or 2(e)........
________________________________________________________________________________
               6. Citizenship or Place of Organization........... United States
________________________________________________________________________________

               7. Sole Voting Power
                  ...............................................         6,250
Number of      ________________________________________________________________
Shares         8. Shared Voting Power
Beneficially      ...............................................             0
Owned by       ________________________________________________________________
Each           9. Sole Dispositive Power.........................         6,250
Reporting      ________________________________________________________________
Person With   10. Shared Dispositive Power.......................             0
________________________________________________________________________________
              11. Aggregate Amount Beneficially Owned by Each
                  Reporting Person...............................         6,250
________________________________________________________________________________
              12. Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)......................
________________________________________________________________________________
              13. Percent of Class Represented by Amount
                  in Row (11)....................................        0.001%
________________________________________________________________________________
              14. Type of Reporting Person (See Instructions)....            IN

CUSIP No. 258006204.


Item 1.  SECURITY AND ISSUER.

     This Amendment No. 4 to the Schedule 13D filed on behalf of Daniel H. Levy ("Levy") and Harry A. Katz ("Katz") (each, a "Reporting Person" and collectively the Reporting Persons") on November 6, 2000 as amended by Amendment No. 1 filed on January 17, 2001, Amendment No. 2 filed on February 27, 2001 and Amendment No. 3 filed on March 7, 2002, is being filed in connection with a disposition by Mr. Katz of 669,319 shares of Donnkenny, Inc. common stock owned by Mr. Katz, which brings his stock Ownership in Donnkenny, Inc. below the level for Schedule 13D reporting and an acquisition by Mr. Levy of 134,319 shares of Donnkenny, Inc. common stock. The principal office of Donnkenny, Inc. (the "Corporation") is located at 1411 Broadway, New York, NY 10018.

         This Amendment No. 4 amends Items 5 and 6 of Schedule 13D.

Item 2.  IDENTITY AND BACKGROUND.

         No Change

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No Change

Item 4.  PURPOSE OF TRANSACTION.

         No Change

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a.) According to the Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, as of August 11, 2003, the Corporation had issued an outstanding 4,367,417 shares of Common Stock.

(b.) Levy is the beneficial owner of 849,888 shares of Common Stock or 19.46% of the outstanding Common Stock, consisting of 806,138 shares of Common Stock owned directly and 43,750 shares of Common Stock which Levy has a right to acquire pursuant to presently exercisable stock options.

(c.) Katz is the beneficial owner of 6,250 shares of Common Stock or less than 1% of the outstanding Common Stock, consisting of 0 shares of Common Stock owned directly and 6,250 shares of Common Stock which Katz has a right to acquire pursuant to presently exercisable stock options.

(d.) Levy has the sole power to vote, or to direct the vote of, 849,888 shares of Common Stock, and shared power to vote, or to direct the vote of, 210,000 shares of Common Stock; and sole power to dispose of, or to direct the disposition of, 849,888 shares of Common Stock and shared power to dispose of, or direct the disposition of, 0 shares of Common Stock.

(e.) There have been no transactions effected of shares of Common Stock of the Corporation by Levy or Katz within the past 60 days.

(f.) Not applicable.

(g.) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        This will be the final joint filing by Levy and Katz.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

        None.


Signature.

         After reasonable inquiry and to the best of each Reporting Person's knowledge and belief, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Date:    September 24, 2003

                                 /s/      Daniel H. Levy
                                 --------------------------------------------
                                          Daniel H. Levy


                                 /s/      Harry A. Katz
                                 --------------------------------------------
                                          Harry A. Katz.